SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 333-62077

Jones Media Networks, Ltd.
(Exact name of Registrant as specified in its charter)

For a list of Co-Registrants, see page 2

9697 E. Mineral Avenue, Englewood, Colorado 80112, 303-792-3111
(Address, including zip code, and telephone number, including area code, of Registrant's and Co-Registrants' principal executive offices)

11 3/4% Senior Secured Notes Due 2005 and
Guarantees of the 11 3/4% Senior Secured Notes due 2005
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	/ /	Rule 12h-3(b)(1)(ii)	/ /
Rule 12g-4(a)(1)(ii)	/ /	Rule 12h-3(b)(2)(i)	/ /
Rule 12g-4(a)(2)(i)	/ /	Rule 12h-3(b)(2)(ii)	/ /
Rule 12g-4(a)(2)(ii)	/ /	Rule 15d-6	/x/
Rule 12h-3(b)(1)(i)	/x/

        Approximate number of holders of record as of the certification or notice date: 20

        Pursuant to the requirements of the Securities Exchange Act of 1934, Jones Media Networks, Ltd. and Co-Registrants have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Dated: August 14, 2002	By:	/s/ JAY B. LEWIS Jay B. Lewis Group Vice President

List of Co-Registrants

JPN, Inc.
Jones Radio Holdings, Inc.
Great American Country, Inc.
Jones Space Holdings, Inc.
Jones Infomercial Networks, Inc.
Jones Earth Segment, Inc.
Jones Galactic Radio, Inc.
Jones Galactic Radio Partners, Inc.
Jones Radio Networks, Inc. (f/k/a Jones Radio Network, Inc.)
Jones Audio Services, Inc.
Jones MediaAmerica, Inc. (f/k/a MediaAmerica, Inc.)
Jones Radio Network Ventures, Inc.
Jones Infomercial Network Ventures, Inc.
Jones/Owens Radio Programming LLC
Jones MAI Radio, Inc.